

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail
Mr. William I. Wunderlich
  Chief Financial Officer
AutoInfo, Inc.
6413 Congress Avenue, Suite 260
Boca Raton, Florida 33487

> **Re: AutoInfo, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2011**
> **File No. 1-11497**

Dear Mr. Wunderlich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   We note that you have not disclosed whether you consider diversity in identifying director nominees as required by Item 407(c)(2)(vi) of Regulation S-K. Please confirm that in future filings you will revise your disclosure to include this information.

2.   Please confirm that in future filings you will revise your disclosure to include information required by Item 407(h) of Regulation S-K.

Forward Looking Statement Information, page 1

3.	We note your disclosure in the first paragraph of this section that "such forward-looking statements include, but are not limited to, the factors set forth herein." In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Management's Discussion and Analysis

Results of Operations, page 16

4.	Where increases in line items are the result of more than one factor and/or of offsetting factors, the impact of the individually significant factors should be quantified. For example, it appears that increases in gross revenues resulted from both price and volume changes. Please separately quantify the impact of each of these factors to the extent practicable. Our comment applies to the increases in commissions as well.

Liquidity and Capital Resources, page 19

5.	Please describe to us, and revise your future filings to disclose, each of the financial covenants contained in your credit agreements. Please also disclose whether you are in compliance with these covenants, and for those covenants for which you are at risk of breach, please quantify the company's position as compared to the covenant.

Financial Statements

Consolidated Statements of Income, page F-4

6.	Please revise the format of your income statements to eliminate the gross profit subtotal. It is our view that this line item is not appropriate for service businesses including, but not limited to, logistics and non-asset based transportation companies. We believe that "income from operations" is the appropriate profitability measure for your business. This measure more closely conforms to standard industry practice. In this regard, please note that the first of the industry peers that you cited in your response dated October 6, 2009 has revised their presentation to eliminate the subtotal for gross profit. References to this measure should also be omitted from Selected Financial Data and from the narratives in MD&A and elsewhere throughout the filing. Please revise your presentation accordingly.

Note 1. Summary of Significant Accounting Policies, page F-7

7.	Refer to your discussion of revenue recognition agent support services on page F-8. We have reviewed your discussion of these activities on pages 2, 7, 19 and elsewhere throughout the filing. We have also reviewed your related response dated November 4, 2009. We note that, in general, the proceeds of your loans to sales agents are restricted as to use. That is, the loan proceeds must be invested, by the agent, in operating facilities, equipment and personnel so that they will contribute to future revenue enhancement that will benefit logistics and non-asset based transportation services, the major revenue generating activities of the company. We also note that you appear to be borrowing the funds that you lend to these agents. While you appear to classify the related interest expense that you pay on the borrowed funds as a non-operating item, you classify the interest income received as a component of revenues. If our understanding is correct, please provide your basis in GAAP for this accounting treatment. Alternatively, please tell us how our understanding is not correct. In this regard, we note that one of your significant independent agents has a new and unique arrangement entered into in fiscal 2009. Please address that unique arrangement separately from those of the other agents in your response.

8. You state that, in addition to interest on loans, revenue from agent support services consists of potential profit participations and realization on options to acquire equity. Please quantify the revenue received from either of these two sources in fiscal 2009, fiscal 2010 and during the quarter ended March 31, 2011. We assume that these revenues are exclusively attributable to the unique contractual arrangement with the single agent referenced above. Please confirm supplementally. If our assumption is not correct, please tell us more about the number and approximate percentage of your agents with similar contracts and describe the contractual terms of a representative contract.

9. Please describe and quantify the individually significant components of the "Operating Expenses" attributed to the agent support services segment on page F-17.

10. Refer to Note 2 on page F-10. You state that loans to sales agents bear interest at prime, prime plus 1%, 8% and 20%. We assume that the 8% and the 20% rates apply solely to the sales agent with the unique arrangement referenced above. Please advise, supplementally and in detail and tell us how you determine which of these two rates to apply to each advance. With regard to the rates at prime and at prime plus 1%, please tell us how you select the rate you charge to each agent and/or for each type of advance and describe how each of these rates compares to your actual borrowing rates.

11. Please refer to page 10 of your Form 10-Q for the period ended March 31, 2011. We note that one of your agents retains all gross profit earned on transactions it generates. If you include the sales and costs of these transactions in your income statement at gross, we assume that the profits related to these sales are returned to the agent in the form of commissions. Please advise, supplementally and in detail. In addition, please quantify the sales and the cost of sales generated by this one agent in fiscal 2009 and fiscal 2010, and during the quarter ended March 31, 2011. Quantify the commissions paid to this agent during each of these periods as well. Finally, please provide us with a copy of the agreement with this agent or tell us where the agreement has been previously filed. If there are other related agreements with this agent including, but not limited to the option

agreement to convert the loan to equity, please provide us with those agreements as well. We may have further comments upon review of your response.

12.   We assume that you arrived at the above contractual arrangement as a result of financial difficulties on the part of the agent. Please explain supplementally and tell us whether you intend to implement a more traditional contract when the agent's financial circumstances improve. In this regard, we note that no pre-tax income was generated by the agent in fiscal 2010 or 2011, to date. Please quantify the advances to this agent as of December 31, 2010 and March 31, 2011. Tell us whether the agent has made all interest payments in a timely manner to date. In addition, tell us whether any payments on these advances were required and/or made in 2010 or 2011. Quantify the reserves recorded against these advances as of the above referenced balance sheet dates and explain why you consider them to be adequate.

13.   As a related matter, if your agent is retaining all of the gross profit on the transactions that it generates but it has no pretax income, please address the recoverability of the receivables that this agent is generating. Quantify the receivables from transactions generated by this agent that are recorded on your balance sheet as of December 31, 2010 and March 31, 2011. Quantify the related reserve balances you have recorded at each of these balance sheet dates.   We assume that, if the receivables are not collectible, you are responsible for the related transportation costs. Please advise. We may have further comments upon review of your response.

Exhibits 31A and 31B

14.   We note that the language in paragraph 4(a) of your certifications required by Exchange Act Rule 13a-14(a) differs from the language set out in Item 601(b)(31) of Regulation S-K. Please confirm that in future filings, you will revise the certifications language accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Review Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan, Staff Attorney, at (202) 551-3601 or me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief